

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Richard P. Dealy
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
777 Hidden Ridge
Irving, Texas 75038

   Re: Pioneer Natural Resources Company
     Form 10-K for the Fiscal Year Ended December 31, 2019
     10-K filed February 24, 2020
     File No. 001-13245

Dear Mr. Dealy:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Properties
Drilling Activities, page 42

1. Expand the disclosure of your drilling activities to clarify the extent, if true, that your productive exploratory wells include wells drilled to extend the limits of a known reservoir, e.g. extension wells. Refer to the definition of a productive well in Item 1205(b)(2) of Regulation S-K and the definitions of a development, exploratory and extension well in Rule 4-10(a)(9), (a)(13) and (a)(14), respectively.

Unaudited Supplementary Information
Oil & Gas Exploration and Production Activities
Reserve Quantity Information, page 108

2. The change in the net quantities of total proved reserves attributed to extensions and

discoveries appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves for each of the last three fiscal years presented. Expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference. Refer to FASB ASC 932-235-50-5.

3. Expand the tabular disclosure of your proved reserves to present the net quantities of proved developed and proved undeveloped reserves, by individual product type, at the beginning of 2017, the first period presented in the reserves reconciliation. Refer to FASB ASC 932-235-50-4.

4. The future production and development costs shown on page 111 in the tabular presentation of the cash flows from proved undeveloped reserves as of December 31, 2019 appear to be significantly less than the corresponding production costs in the standardized measure as of December 31, 2019 and the development costs incurred to convert proved undeveloped reserves during fiscal 2019, when determined on a dollar per Boe of reserves basis.

    For example, the future production costs for proved undeveloped reserves of $638 million correlates to $11.07 per Boe; however, the future production costs for total proved reserves of $19,687 million correlates to $17.34 per Boe of reserves. Similarly, the future development costs for proved undeveloped reserves of $508 million correlates to $8.81 per Boe; however, the costs incurred to convert proved undeveloped reserves during fiscal 2019 of $743 million correlates to $27.58 per Boe of reserves.

    Expand your disclosure of the future cash flows from proved undeveloped reserves as of December 31, 2019 to explain the reason(s) for the differences in future production costs compared to the costs used to determine the cash flows for total proved reserves and for the differences in future development costs compared to the costs incurred to convert proved undeveloped reserves during the last fiscal year.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at (202) 551-3489 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation